HUHUTECH INTERNATIONAL GROUP INC.

December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Re:	HUHUTECH International Group Inc.
Registration Statement on Form F-3
File No. 333-291647
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HUHUTECH International Group Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3 so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 18, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

HUHUTECH International Group Inc.

By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer